SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release July 27, 2006 at 11:20

UPM expands its labelstock business in the US

UPM Raflatac to build a new factory in Midwest to meet growing demand

UPM Raflatac is to build a new pressure sensitive labelstock factory in Dixon, Illinois, 105 miles west of Chicago. The new factory will focus on serving label converters in the important U.S. Midwest marketplace. The construction of the new factory will start immediately and be completed during the first quarter of 2008. The value of the investment will be approximately USD 109 million.

The new factory will offer UPM Raflatac’s full North American product range of paper and filmic products. It will feature UPM Raflatac’s latest, proprietary technical solutions both in the coating and finishing areas.

“Our target is to be the number one choice of label converters everywhere we operate,” says Heikki Pikkarainen, President, UPM Raflatac. “With the Dixon investment we will complete our service network in the U.S. market, consisting of our labelstock and RFID tag and inlay factories in Fletcher, North Carolina and the slitting terminals in Wilkes-Barre, Pennsylvania and Ontario, California. Our Fletcher operation has been a great success and we have received an extremely favorable customer reception for our product and service offering in North America. The Dixon factory will enable us to grow further in North America where the market growth is annually approximately 5%.”

The expansion is a consistent step in UPM’s strategy to strengthen UPM Raflatac’s global position in the fast-growing labelstock business. Last year UPM Raflatac started up an efficient RFID tag production facility in Fletcher, North Carolina, where the company also completed its second coating line at its existing pressure sensitive labelstock factory. In Europe, the company will double its filmic labelstock production capacity. In China, the construction of a new labelstock production facility in Changshu is on schedule and is expected to start up at the beginning of 2007.

For further information please contact:

Mr Heikki Pikkarainen, President, UPM Raflatac, tel. + 358 40 760 5758

Mr Jouko Lähepelto, Senior Vice President, Americas, UPM Raflatac,

tel. +1828 275 0243

UPM Raflatac in brief

UPM Raflatac is a world-leading supplier of pressure sensitive labelstock for a wide variety of needs in product and information labeling. In addition, the company is at the global forefront in the development and high-volume production of radio frequency identification (RFID) tags and inlays. UPM Raflatac has around 2,300 employees and annual sales of approximately EUR 860 million in 2005. The company has a global service network consisting of 11 factories on five continents and a broad network of terminals and sales offices worldwide. UPM Raflatac is part of UPM. Further information is available at www.upmraflatac.com.

UPM in brief

UPM is one of the world’s leading producers of printing papers and the clear market leader in magazine papers. The Group’s sales in 2005 were EUR 9.3 billion, and it has over 31,000 employees. UPM’s main products include printing papers, converting materials and wood products. The company has production plants in 15 countries and its main market areas are Europe and North America. UPM’s shares are listed on the Helsinki and New York stock exchanges. Further information is available on the company’s web site at www.upm-kymmene.com

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations